SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

Illumina, Inc.

(Name of Subject Company)

Illumina, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

452327109

(CUSIP Number of Class of Securities)

Christian G. Cabou

Senior Vice President & General Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

(858) 202-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Frederick W. Kanner

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-7300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Illumina, Inc., a Delaware corporation (“Illumina”), with the Securities and Exchange Commission (“SEC”) on February 7, 2012, relating to the tender offer by CKH Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), to purchase all outstanding shares of Illumina common stock, par value $0.01 per share, together with the associated preferred stock purchase rights, for $51.00 per share, net to the seller in cash, without interest and less applicable withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 1.	Subject Company Information.

Item 1 of the Statement is hereby amended and supplemented by deleting the section titled “Securities” in its entirety and replacing it with the following:

Securities

The title of the class of equity securities to which this Statement relates is Illumina’s common stock, par value $0.01 per share (the shares of Illumina’s common stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 26, 2012, by and between Illumina and Computershare Trust Company, N.A. (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of March 28, 2012, there were (1) 123,397,375 Shares outstanding, (2) outstanding stock options to purchase 9,420,542 Shares, (3) outstanding restricted stock units representing 3,661,483 Shares, (4) outstanding performance stock units representing 527,501 Shares and (5) 12,849,162 Shares potentially subject to issuance upon conversion of Illumina’s outstanding convertible notes. Please see “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” for a description of certain convertible bond hedge transactions and issuer warrant transactions.

ITEM 2.	Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented as follows:

1.	The first paragraph under the caption “Tender Offer” on page 1 of the Statement is deleted in its entirety and replaced with the following:

This Statement relates to the unsolicited tender offer by CKH Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), to purchase all outstanding Shares for $51.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO (as amended, together with exhibits thereto, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2012 by Purchaser and Roche. The value of the original consideration of $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, offered, together with all of the terms and conditions applicable to the tender offer as modified through March 28, 2012, is referred to as the “Original Offer.” According to the Schedule TO, the Offer is scheduled to expire at 6:00 p.m., New York City time, on April 20, 2012, unless the Offer is extended. The Offer is further described in the Schedule TO.

2.	In accordance with the Schedule TO, the third bullet point on page 2 of the Statement is deleted in its entirety and replaced with the following:

•

the “Impairment Condition” – Illumina not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing, in Purchaser’s reasonable discretion, Purchaser’s or Roche’s ability to acquire Illumina or otherwise diminishing the expected value to Roche of the acquisition of Illumina.

3.	In accordance with the Schedule TO, the second bullet point on page 3 of the Statement is deleted in its entirety and replaced with the following:

•

there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement of the Offer, (c) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that, in Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (d) in Purchaser’s reasonable judgment, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the European Union, Switzerland or elsewhere, (e) in Purchaser’s reasonable judgment, the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States, European Union or Switzerland, or the taking of possession of any such bank by a governmental or regulatory authority, (f) in Purchaser’s reasonable judgment, the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (g) in Purchaser’s reasonable judgment, any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates (including a material decline in the value of the Euro or dollar relative to any other currency) or the markets therefor (including any suspension of, or limitation on, such markets), (h) in Purchaser’s reasonable judgment, any material adverse change in the market price of the Shares or in the U.S. or European securities or financial markets, (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (j) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (k) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

4.	In accordance with the Schedule TO, paragraph number 5 on page A-2 of the Statement is deleted in its entirety and replaced with the following:

(5)	there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, (c) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that, in Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (d) in Purchaser’s reasonable judgment, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the European Union, Switzerland or elsewhere, (e) in Purchaser’s reasonable judgment, the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States, European Union or Switzerland, or the taking of possession of any such bank by a governmental or regulatory authority, (f) in Purchaser’s reasonable judgment, the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (g) in Purchaser’s reasonable judgment, any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates (including a material decline in the value of the Euro or dollar relative to any other currency) or the markets therefor (including any suspension of, or limitation on, such markets), (h) in Purchaser’s reasonable judgment, any material adverse change in the market price of the Shares or in the U.S. or European securities or financial markets, (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (j) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (k) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

ITEM 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Except as described in this Statement or in the excerpts from Illumina’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 19, 2012 (the “2012 Proxy Statement”), relating to the Annual Meeting, which excerpts are filed as Exhibit (e)(9) to this Statement and incorporated herein by reference, to the knowledge of Illumina as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Illumina or its affiliates and (1) Illumina, its executive officers, directors or affiliates or (2) Roche, Purchaser or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(9) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2012 Proxy Statement: “Information About Directors,” “Director Compensation,” “Stock Ownership of Principal Stockholders and Management,” “Executive Officers,” “Compensation Discussion and Analysis,” “Compensation Committee Report,” “Executive Compensation,” “Equity Compensation Plan Information” and “Certain Relationships and Related Party Transactions.”

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Any information contained in the excerpts from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Roche and its Affiliates

According to the Schedule TO, as of January 27, 2012, Roche and Roche’s subsidiaries (including Purchaser) beneficially owned 100 Shares, representing less than 1% of the outstanding Shares.

Illumina, in the ordinary course of business, contemplates or enters into commercial arrangements with industry participants, including certain of Roche’s affiliates such as Genentech, Inc. and Roche Diagnostics Corporation.

Illumina and its affiliates compete with other companies that offer products and services for sequencing, genotyping, gene expression and molecular diagnostic markets, including Roche and its affiliates.

In connection with Dr. Gerald Möller’s former position as chairman of mtm laboratories AG, which was acquired by Roche in August 2011, Dr. Möller expects to receive a one-time payment based on the performance of mtm laboratories AG. In addition, as an employee of Roche until 1998, Dr. Möller is entitled to on-going payments from the Roche pension fund.

Consideration for Common Stock Tendered Pursuant to the Offer and Equity Awards Held

If the non-employee directors and the executive officers of Illumina were to tender Shares they own pursuant to the Offer, they would receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders who tender their Shares for purchase in the Offer. As of March 28, 2012, Illumina’s non-employee directors and executive officers owned 1,559,516 Shares in the aggregate (excluding stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”) discussed below). Any outstanding Shares not tendered in the Offer may be converted in the Proposed Merger into the right to receive cash in an amount equal to the Offer price. In addition, the non-employee directors and executive officers of Illumina hold both vested and unvested stock options, RSUs and PSUs with respect to the Shares. For a further description of the treatment of stock options, RSUs and PSUs held by the directors and executive officers of Illumina, please see below under the heading “Effect of the Offer and the Proposed Merger on Stock Options, Restricted Stock Units and Performance Stock Units.”

Effect of the Offer and the Proposed Merger on Stock Options, Restricted Stock Units and Performance Stock Units

As of March 28, 2012, eight non-employee directors of Illumina held an aggregate of 698,156 stock options that have an exercise price less than the Offer price which were granted under the 2005 Stock and Incentive Plan, which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference. As of March 28, 2012, eight non-employee directors of Illumina held an aggregate of 14,520 RSUs which were granted under the 2005 Stock and Incentive Plan. As of March 28, 2012, nine executive officers of Illumina held an aggregate of 3,502,175 stock options that have an exercise price less than the Offer price which were granted under the 2005 Stock and Incentive Plan and the New Hire Stock and Incentive Plan, which is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference (collectively, the “Plans”). As of March 28, 2012, nine executive officers of Illumina held an aggregate of 254,393 RSUs and 298,268 PSUs which were granted under the Plans. While the consummation of the Offer where the Minimum Tender Condition has been met will constitute a “corporate transaction” for purposes of the Plans, neither the consummation of such Offer nor the Proposed Merger will trigger any vesting or payment rights with respect to the stock options, the RSUs or the PSUs unless otherwise determined by the Board (or an authorized committee thereof). The Offer does not state whether or not the outstanding stock options, RSUs and PSUs will be assumed or cashed-out pursuant to the Proposed Merger. However, if the Proposed Merger requires the cash-out of all outstanding stock options RSUs and PSUs, then presumably (1) in the case of a vested or unvested Illumina stock option having a per share exercise price less than the Offer price, the holder thereof will have the right to receive for each Share subject to such stock option an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the number of Shares subject to such stock option and (y) the amount by which the Offer price exceeds the per share exercise price of such stock option, (2) in the case of any Illumina stock option having a per share exercise price equal to or greater than the Offer price, no payment will be made, (3) any RSU will be converted automatically into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the total number of such Shares subject to such RSU and (y) the Offer price and (4) any PSU will be converted automatically into the right to receive an amount, subject to any applicable withholding tax, in cash equal to the product of (x) the total number of such Shares subject to such PSU and (y) the Offer price.

Other Potential Payments Upon Change of Control

Illumina has previously entered into change of control severance agreements with certain named executive officers, including each of Messrs. Jay T. Flatley, Christian O. Henry, Christian G. Cabou, Tristan B. Orpin, Nicholas J. Naclerio and Marc A. Stapley. The provisions of the change of control severance agreements are substantially the same except for the agreement with Mr. Flatley. Please see “Item 8. Information Regarding Golden Parachute Compensation” below for a description of these agreements and information regarding the potential payments upon a change of control of Illumina to its named executive officers. In addition, Illumina has entered into change of control severance agreements with each of Messrs. Gregory F. Heath, Mostafa Ronaghi and Matthew L. Posard. These agreements are substantially similar to the change of control agreements with the named executive officers. Under the change of control severance agreements, the executive would receive benefits if he were to be terminated within two years following a change of control of Illumina. The consummation of the Offer where the Minimum Tender Condition has been met will constitute a change of control of Illumina for purposes of the change of control severance agreements. The Form of Amended and Restated Change in Control Severance Agreement between Illumina and its executive officers (other than Mr. Flatley) is filed as Exhibit (e)(4) to this Statement and incorporated herein by reference. The Amended and Restated Change in Control Severance Agreement between Illumina and Jay T. Flatley, dated as of October 22, 2008, is filed as Exhibit (e)(5) to this Statement and incorporated herein by reference.

Illumina’s Deferred Compensation Plan effective December 1, 2007 (the “Deferred Compensation Plan”), which is filed as Exhibit (e)(6) to this Statement and incorporated herein by reference, provides key employees and directors with an opportunity to defer a portion of their salary, bonus and other specified compensation. Messrs. Flatley, Henry, Cabou, Orpin, Ronaghi, Stapley and Naclerio participate in the Deferred Compensation Plan. Please see “Item 8. Information Regarding Golden Parachute Compensation” below for a description of the Deferred Compensation Plan and information regarding the potential payments upon a change of control of Illumina to its named executive officers. The consummation of the Offer where the Minimum Tender Condition has been met would be a change of control of Illumina for purposes of the Deferred Compensation Plan.

Based upon a hypothetical change of control date of March 28, 2012 (assuming that the consummation of the Offer and the Proposed Merger had been completed), the change of control benefits for Messrs. Heath, Ronaghi and Posard would have been as follows if such executive officer experienced a termination on March 28, 2012:

Name	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Total($)(5)
Gregory F. Heath	705,883	3,744,733	—	38,188	4,488,803
Mostafa Ronaghi	619,808	3,037,324	1,022,686	45,527	4,725,345
Matthew L. Posard	653,173	3,267,906	—	42,904	3,963,983

(1)	Under the change of control severance agreements, upon a qualifying termination following a change of control, each of the above executive officers would be entitled to (i) a severance payment equal to one year of the executive’s annual base salary plus the greater of (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year (“Severance Payment”); and (ii) a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount (“Earned Compensation”). Earned Compensation in the table above includes pro-rata bonus payments for fiscal year 2012 through March 28, 2012. Mr. Heath would be entitled to receive a Severance Payment equal to $639,138 and Earned Compensation equal to $66,745; Mr. Ronaghi would be entitled to receive a Severance Payment equal to $561,202 and Earned Compensation equal to $58,606; and Mr. Posard would be entitled to receive a Severance Payment equal to $591,412 and Earned Compensation equal to $61,761.
(2)	Under the change of control severance agreements, upon a qualifying termination following a change of control, all of the equity awards would vest, including any PSUs granted under the Form of Performance Stock Unit Award Agreement, which is filed as Exhibit (e)(10) to this Statement and incorporated herein by reference, which will vest 100%. As of March 28, 2012, Mr. Heath had 122,396 unvested options, 18,971 unvested RSUs and 19,688 unvested PSUs; Mr. Ronaghi had 100,835 unvested options, 21,450 unvested RSUs and 23,625 unvested PSUs; and Mr. Posard had 57,713 unvested options, 20,928 unvested RSUs and 32,813 unvested PSUs. Fair market value of accelerated equity compensation includes the value of unvested and accelerated stock options, RSUs and PSUs as of March 28, 2012. The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and $51.00 (Purchaser’s proposed purchase price). The value of the RSUs and the PSUs is based on the number of outstanding shares that would not ordinarily have vested by March 28, 2012, multiplied by $51.00 (Purchaser’s proposed purchase price).

(3)	Under the Deferred Compensation Plan upon a separation from service within 24 months of a change of control, each of the above executive officers will be entitled to his or her retirement benefit or termination benefit in a lump sum payment equal to the unpaid balance of all of his or her accounts. All of the amounts for such executive officers consist of the termination benefits.
(4)	Represents payment of (i) the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year and (ii) professional outplacement services for up to two years following termination ($10,800 per year for each executive officer).
(5)	The table above sets forth the amounts that each of the above executive officers would receive assuming that the consummation of the Offer had been completed and such executive officer experienced a qualifying termination on March 28, 2012. All of the amounts included in the table above are only payable upon a change of control followed by a termination of employment (i.e., the payment is subject to a “double trigger”).

Illumina maintains the 2000 Employee Stock Purchase Plan (the “ESPP”), which is filed as Exhibit (e)(7) to this Statement and incorporated herein by reference, in which all employees that are employed by Illumina or any designated subsidiary (as such term is defined in the ESPP) who are treated as employees of Illumina for payroll tax purposes and who are customarily employed for at least 20 hours per week and more than five months in any calendar year are eligible to participate. In the event of a proposed sale of all or substantially all of the assets of Illumina, or the merger of Illumina with or into another corporation (a “change in control”), each outstanding ESPP purchase option could be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the ESPP purchase option, presumably any purchase periods then in progress shall be shortened to allow a final purchase prior to consummation of the Proposed Merger. The consummation of the Offer would not constitute a change in control for purposes of this plan. The Proposed Merger would constitute a change in control for purposes of this plan and hence each outstanding ESPP purchase option under the plan would, pursuant to the terms of the plan, be assumed by Purchaser or the current offering period will be shortened to allow for a final purchase.

Non-Employee Director Compensation

During fiscal year 2011, each of the non-employee directors of Illumina was eligible to receive an annual cash retainer of $50,000, and the Chairman of the Board was eligible to receive an additional $20,000. However, for fiscal year 2011, Paul C. Grint waived fees payable in cash for Board and committee service. In addition, during fiscal year 2011, each of the non-employee directors serving on one or more Board committees was eligible to receive the applicable fees set forth below.

	Audit Committee($)	Compensation Committee($)	Nominating/Corporate Governance Committee($)	Diagnostics Advisory Committee($)
Chairperson	25,000	15,000	12,500	12,500(1)
Member	15,000	10,000	7,000	7,000(1)

(1)	The Diagnostics Advisory Committee has only one member, who is also the Chairperson, and the Chairperson only receives the Chairperson Fee.

For the fiscal year ended on January 1, 2012, each non-employee director was granted options to purchase 10,800 Shares and received an award of 1,440 RSUs, which grant or award was made automatically on the date of the 2011 Annual Meeting of Stockholders, which was held on May 10, 2011. Each stock option grant has an exercise price equal to the fair market value of Shares on the grant date. Both the stock options and the RSUs vest on the earlier of (1) the one year anniversary of the grant date of the option or award date of the RSU and (2) the date immediately preceding the date of the annual meeting of stockholders for the year following the year of grant of the option or award of the RSU. Upon first joining the Board, each non-employee director is eligible to receive a one-time grant of options to purchase 28,000 Shares and an award of 4,000 RSUs, which grant or award is to be made automatically on the date the individual becomes a director, whether by stockholder approval or appointment by the Board, with a stock option exercise price equal to the fair market value of Shares on the grant date. Both the stock options and the RSUs will vest over a four-year period, with 25% vesting on the first anniversary of the grant or award and the remaining portion vesting monthly over the following 36 months. Directors who receive RSUs are given the opportunity, at the time they execute award agreements providing for the RSU award, to elect to receive, at the time the RSU vests, a portion of the award in cash rather than in Shares in order to enable the director to satisfy his or her obligation to pay the federal income tax that becomes due at the time of such vesting.

Non-employee directors may elect to receive Shares in lieu of all, but not less than all, cash retainers and Board committee fees otherwise payable by Illumina to such director in a given calendar year. Shares issued to an eligible director electing to receive compensation in the form of Shares will not be subject to vesting or forfeiture restrictions and will be issued on a quarterly basis. The number of Shares issued to an eligible director electing to receive Shares in lieu of cash compensation will equal the amount of cash compensation otherwise payable by Illumina to such director for the immediately preceding calendar quarter, divided by the weighted average closing price of Shares during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter). No fractional Shares will be issued, and in lieu of fractional Shares, Illumina will pay to such electing director an amount in cash equal to any such fractional Share multiplied by the weighted average closing price of Shares during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter).

Indemnification of Directors and Officers

Illumina is organized under the laws of Delaware. Pursuant to Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, the Amended and Restated Certificate of Incorporation of Illumina (the “Charter”) provides that Illumina shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director or officer of Illumina, or any predecessor of Illumina, or serves or served at any other enterprise as a director, officer or employee at the request of Illumina or any predecessor to Illumina. Consistent with Section 145 of the DGCL, the Bylaws of Illumina, dated as of April 22, 2010 (the “Bylaws”), provide that Illumina shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Illumina. The Bylaws provide that, for the purpose of the immediately preceding sentence, a “director” or “officer” of Illumina includes any person (1) who is or was a director or officer of Illumina, (2) who is or was serving at the request of Illumina as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or (3) who was a director or officer of a corporation which was a predecessor corporation of Illumina or of another enterprise at the request of such predecessor corporation.

Illumina has entered into indemnification agreements with each of its directors and executive officers pursuant to which Illumina has agreed to indemnify such directors and executive officers to the fullest extent permitted by law in connection with certain claims that may arise generally relating to such persons acting in their capacities as directors or executive officers. These indemnification agreements contain procedural provisions as well as protections in the event of a change of control. The Form of Indemnification Agreement between Illumina and each of its directors and executive officers is filed as Exhibit (e)(8) to this Statement and incorporated herein by reference.

In accordance with Section 102(b)(7) of the DGCL, the Charter provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to Illumina or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Bylaws provide that Illumina may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Illumina, or is or was serving at the request of Illumina as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Illumina would have the power to indemnify him against such liability under the provisions of the DGCL.

Illumina maintains directors’ and officers’ liability insurance which insures against liabilities that directors and officers of Illumina may incur in such capacities.

ITEM 4.	The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

1.	The section titled “Recommendation” beginning on page 10 of the Statement is deleted in its entirety and replaced with the following:

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Illumina’s financial and outside legal advisors, the Board, by unanimous vote of all of its directors at a meeting held on April 2, 2012, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders. The Board believes that the Offer undervalues Illumina’s business and does not adequately reflect the true value of Illumina’s unique market position and business opportunities and that the interests of stockholders will be best served by Illumina continuing to pursue its independent strategic plan. Accordingly, and for the other reasons described in more detail below, the Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see “Item 4. The Solicitation or Recommendation – Reasons for Recommendation” below for further detail.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Illumina’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: (888) 750-5835

Banks & Brokers May Call Collect: (212) 750-5833

A copy of the press release communicating the Board’s recommendation is filed as Exhibits (a)(32) to this Statement and incorporated herein by reference.

2.	All references to “the Offer” in the section titled “Background of the Offer” beginning on page 11 of the Statement are deleted in their entirety and replaced with references to “the Original Offer.”

3.	The following text is added immediately before the caption “Reasons for Recommendation” on page 20 of the Statement:

On February 7, 2012, Mr. Flatley sent a letter to Dr. Humer stating that the Original Offer is grossly inadequate in multiple respects, dramatically undervalues Illumina, and is not in the best interests of Illumina’s stockholders. The text of the letter is included in a press release issued by Illumina on February 7, 2012 and is filed as Exhibit (a)(12) to this Statement and incorporated herein by reference.

The Offer was originally scheduled to expire at 12:00 Midnight, New York City time, at the end of the day on February 24, 2012, but Purchaser extended the Offer until 6:00 p.m., New York City time, on March 23, 2012, unless further extended. All other terms of the Offer remained unchanged. According to the Schedule TO, at the end of the day on February 24, 2012, approximately 102,165 Shares (including 44,152 Shares tendered by notice of guaranteed delivery) had been tendered and not withdrawn pursuant to the Offer.

On March 14, 2012, Dr. Humer contacted Mr. Flatley telephonically to reiterate Roche’s desire to negotiate the terms of a transaction with Illumina and to request that Illumina share with Roche confidential information about Illumina. Mr. Flatley responded that the Original Offer is not a sensible starting point for any discussions or negotiations. Dr. Humer asked Mr. Flatley to reconsider Roche’s request and contact him at a later time.

On March 16, 2012, after consultation with the Board and Illumina’s financial advisors, Mr. Flatley contacted Dr. Humer telephonically and reiterated the Board’s position with respect to the Original Offer.

On March 26, 2012, Purchaser further extended the expiration date of the Offer to 6:00 p.m., New York City time, on April 20, 2012, unless further extended. All other terms of the Offer remained unchanged. According to the Schedule TO, as of 6:00 p.m., New York City time, on March 23, 2012, approximately 144,310 Shares (including 102 Shares tendered by notice of guaranteed delivery) had been tendered and not withdrawn pursuant to the Offer.

On March 29, 2012, Dr. Humer sent the following letter to Mr. Flatley electronically:

Dear Jay,

Over the past several weeks, we have had a number of productive discussions with Illumina’s shareholders and we have observed the market reaction to our offer to acquire Illumina. We are also cognizant of your statements that you regarded our offer price of $44.50 as insufficient to provide a basis for discussions between our companies.

In light of this, we are increasing our offer for all outstanding shares of Illumina to $51.00 per share. Our revised offer represents a 15% premium to our offer on January 25, 2012 and a substantial premium of 88% over Illumina’s closing stock price on December 21, 2011, the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher. It also represents a 34.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

As you know from our prior communications, it has been and remains Roche’s preference to conclude a negotiated transaction with Illumina. We hope that you will agree that our new price presents a very attractive opportunity to your shareholders and that the interests of your shareholders and the fiduciary responsibilities of you and your Board require that you agree to enter into discussions with us.

If you continue to decline to negotiate with us, we will have no choice but to continue our effort to effect a transaction unilaterally. However, I strongly hope that you will either agree to commence discussions with us now or remove all obstacles so that your shareholders can make their own determinations about the adequacy of our increased offer.

I look forward to hearing from you.

Sincerely,

/s/ Franz B. Humer

Franz B. Humer

Chairman, Roche Holding Ltd

On March 29, 2012, Roche announced that it had increased the consideration payable pursuant to the Offer to $51.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes by means of a press release. On the same day, Purchaser and Roche filed an amendment to the Schedule TO disclosing the increased Offer price. Also on the same day, Illumina issued a press release advising its stockholders not to take any action in response to the Offer and informing its stockholders that the Board, in consultation with its financial and legal advisors, will thoroughly review the Offer and make a recommendation to its stockholders regarding the Offer.

Later on March 29, 2012, Dr. Humer contacted Mr. Flatley telephonically, during which conversation Dr. Humer indicated Roche’s desire to engage in discussions with Illumina regarding a transaction. Mr. Flatley told Dr. Humer that the Board will be meeting in the near future to review the Offer.

On March 31, 2012, the Board convened telephonically, along with management and Illumina’s financial and outside legal advisors, to evaluate and consider the Offer. At the outset of the meeting, representatives of Dewey provided an overview to the Board of the Board’s fiduciary duties to Illumina’s stockholders in responding to the Offer. During the meeting, representatives of both Goldman Sachs and BofA Merrill Lynch each separately delivered presentations to the Board regarding their respective financial analyses related to the Offer and representatives of Dewey, Goldman Sachs and BofA Merrill Lynch addressed various questions and topics of discussion raised by the Board related to the Offer. A representative of Dewey reviewed with the Board updated disclosure regarding Goldman Sachs’ position as counterparty to Illumina in connection with certain derivatives transactions and disclosure regarding BofA Merrill Lynch’s position as a counterparty in certain offsetting capped call derivatives contracts relating to the price of Shares, each as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below.

On April 2, 2012, the Board again convened telephonically, along with management and Illumina’s financial and outside legal advisors, to evaluate and consider the Offer. During this meeting, a representative of Dewey reviewed with the Board further updated disclosure regarding Goldman Sachs’ position as counterparty to Illumina in connection with certain derivatives transactions, as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used – Derivative Transactions” below. Following such review, Goldman Sachs and BofA Merrill Lynch each separately updated their respective financial analyses provided at the Board meeting of March 31, 2012 and rendered an oral opinion to the Board, subsequently confirmed in writing, that as of April 2, 2012 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.1 The Board considered Illumina’s business, financial conditions and prospects, the terms of the Offer, the nature and timing of the Offer, Illumina’s strategic plan and other business opportunities and the inadequacy opinions of Goldman Sachs and BofA Merrill Lynch. After discussion, the Board unanimously determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders, and unanimously decided to recommend that Illumina’s stockholders reject the Offer.

[1]	The full texts of the written opinions of Goldman Sachs and BofA Merrill Lynch, each dated April 2, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes D and E hereto, respectively. Each of Goldman Sachs and BofA Merrill Lynch provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Later on April 2, 2012, Mr. Flatley sent the following letter to Dr. Humer electronically:

Mr. Franz B. Humer

Chairman

Roche Holding Ltd

CH-4070 Basel

Switzerland

Dear Franz:

I am in receipt of your March 29th letter outlining your revised offer to acquire all outstanding shares of Illumina for $51 per share in cash. Our Board of Directors, together with our financial and legal advisors, met on March 31 and again on April 2 to review and consider the revised offer and unanimously determined that it dramatically undervalues Illumina and does not adequately reflect Illumina’s singular position in an industry poised for extraordinary growth. Accordingly, we are advising our stockholders that your revised offer is not in their best interests and not to tender any shares.

As you have noted in Roche’s own presentations to investors, Illumina “has strong revenue generation, strong profit generation, strong cash generation and a very good track record of delivering continual upgrades in technology to the marketplace.” We agree, and our Board remains confident in the ability of Illumina’s management team to continue executing against our opportunities.

Our Board remains of the opinion that Roche has made an opportunistic offer, fully aware that even the revised offer does not reflect the intrinsic strength or future prospects of Illumina. We are committed to acting in the best interests of all our stockholders and believe that Illumina’s strategic plan, executed independently, will create stockholder value significantly greater than what you have proposed.

Sincerely,

/s/ Jay T. Flatley

Jay T. Flatley

President & CEO

cc: Board of Directors of Illumina

4.	The section titled “Reasons for Recommendation” beginning on page 20 of the Statement is deleted in its entirety and replaced with the following:

Reasons for Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Illumina’s financial and outside legal advisors, the Board has unanimously determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Illumina or its stockholders.

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with Illumina’s management and its financial and outside legal advisors, including, but not limited to, the following:

1)	The Offer is Grossly Inadequate and Dramatically Undervalues Illumina’s Industry-Leading Position and Growth Opportunities

The Board believes that the Offer is grossly inadequate and dramatically undervalues Illumina because it does not reflect the underlying value of Illumina’s assets, operations and prospects, including its industry-leading position and growth opportunities.

•

Illumina is the leader in developing and commercializing tools and services for genetic analysis with an unrivaled breadth and depth of technological platforms. The Board believes that Illumina has a robust and compelling product portfolio in the life sciences tools industry, with over 2,300 peer-reviewed sequencing-related publications and more than 8,000 peer-reviewed publications using Illumina technology. These publications underscore strong third-party validation of Illumina’s market-leading portfolio of nine platforms spanning next-generation sequencing, microarrays and related technologies, along with the associated consumables and informatics. This suite of powerful technologies has created one of the strongest brands in the life sciences tool sector. As evidence of this strength, today, Illumina enjoys a 60% share of the next-generation sequencing market, a rapidly growing segment in the life science tools industry. Globally, the Board believes that approximately 90% of the world’s sequencing output is produced on Illumina instruments. Illumina’s history and track record of commercially effective innovation – combining game-changing technology developments with rapid product introductions – is unparalleled.

•

The industry as a whole and Illumina in particular have substantial growth opportunities. The Board believes that Illumina is singularly positioned in a nascent industry, which has the promise and potential to experience extraordinary growth in the years ahead as genetic information becomes broadly applied beyond molecular biology research and into medical diagnostics. The Board also believes that Illumina is positioned to continue to benefit significantly from positive trends in basic and translational research, as well as clinical and consumer demand for genomic information. Illumina is focused on capturing and realizing the significant, additional growth opportunities for sequencing in other markets, including molecular diagnostics, reproductive health, cancer management and industrial-end markets such as agricultural biotechnology, veterinary medicine and forensics. The Board believes that these expansion markets have the potential to more than double the size of Illumina’s addressable market from $4 billion to more than $8 billion and that Illumina has developed a breadth and depth of platforms, capabilities and expertise that is poised to address the ever-expanding user base among these new markets. The Board is particularly optimistic about how platforms, such as HiSeq 2500 and MiSeq, and Illumina’s ongoing proprietary discovery and development efforts, will further diversify Illumina’s customer base and product applications and drive its entry into the clinical molecular diagnostics market.

•

Illumina’s future prospects are underpinned by a robust pipeline of new products and services. The Board has a high degree of confidence in management’s ability to deliver significant growth in its business. This confidence is supported by Illumina routinely achieving or exceeding its goals over many years and through many business cycles. The future prospects are also underpinned by a robust line of new products and services, which the Board believes will create powerful new tools in the armaments of researchers and healthcare providers. Moreover, the Board believes that no other company in the sector has as compelling a track record as Illumina in consistently and continuously providing new breakthrough technologies to enable faster, more accurate, reliable and affordable genetic analysis instrumentation, consumables and services.

•

Illumina has a long and proven track record of performance. The Board believes that the standalone value to stockholders reflected in Illumina’s current business plan is far superior to the value offered to Illumina’s stockholders in the Offer. In this regard, the Board considered Illumina’s long and proven track record of delivering and creating value for its stockholders. Illumina has routinely delivered compelling results, achieving annual increases in revenue and non-GAAP EPS[2] at compounded growth rates of approximately 42% and 26%, respectively, since 2006. Illumina has created significant value for its stockholders over the last five years (prior to Roche’s announcement of its unsolicited offer), generating an 84% return compared to a 9% decline in the S&P 500. Thus, the Board believes that Illumina’s business plan as an independent entity will deliver substantially greater value to its stockholders than would the Offer.

2)	The Timing of the Offer is Blatantly Opportunistic and Does Not Reflect Illumina’s Strong Platform of New Products and Pipeline

The Board believes that the timing of the Offer is opportunistic and disadvantageous to Illumina’s stockholders because, among other things:

•

Roche timed its Offer opportunistically to capitalize on recent Share price dislocation. Over the past two years, Illumina delivered seven successive quarters of revenue growth, with its Share price reaching an all-time high of $79.40 as recently as July 2011. Roche first approached Illumina in November 2011, just weeks after Illumina announced third quarter 2011 results reflecting a softness in research funding, which the Board believes to be temporary, and when its Shares were trading near a two-year low due to a short-term dislocation in the stock price. As research funding stabilizes through 2012 and the application of sequencing continues to broaden, the Board believes that Illumina is poised to continue to deliver strong growth rates in Illumina’s existing markets. In addition, the Board believes that Illumina’s ongoing technology development efforts will give Illumina significant potential to accelerate growth further in the years ahead.

[2]	Reconciliations of non-GAAP measures are attached as Annex F hereto.

•

Roche timed its Offer opportunistically to capture for itself the substantial growth opportunities inherent in Illumina’s strong platform of new products and pipeline. As Illumina continues to develop what it believes to be a significant pipeline of platforms and solutions for genetic analysis, the Board believes that Illumina will maintain and build on its record of achieving strong and diverse customer adoption. For example, Illumina’s MiSeq platform has the potential to deliver the power of Illumina’s sequencing technology to new users in a user-friendly package, while the recently announced HiSeq 2500 continues to enhance performance for users demanding the capability to sequence a human genome in a day. Illumina’s BaseSpace informatics solution lowers the information technology hurdles, further enabling increased adoption of sequencing technologies. Illumina’s product portfolio also includes microarray, PCR and mid-level multiplex analysis platforms and innovative reagent and software solutions that can be used by customers across the entire genetic analysis workflow. Illumina’s FastTrack service offering also provides an expanding customer base across the pharmaceuticals, biotechnology, clinical and consumer markets with access to genetic analysis technology. In addition, Illumina is developing proprietary clinical content for the eventual development of diagnostics in the oncology field, including in ovarian, gastric and colorectal cancers, as well as autoimmune diseases, genetic diseases and maternal fetal medicine. Finally, the leadership of Illumina’s platforms and its growth potential is further demonstrated by numerous partnerships with leading companies in the molecular diagnostics space. The Board believes these proprietary diagnostics represent a sizeable long-term growth opportunity for Illumina. Siemens Healthcare, deCODE Genetics and the Fred Hutchinson Cancer Center are among the many organizations who have elected to work with Illumina to develop diagnostic kits for the MiSeq platform that the Board believes will eventually be used in thousands of hospital labs worldwide. Leading diagnostic reference labs, such as Sequenom, Genomic Health and Partners Healthcare, are already adopting the HiSeq and MiSeq platforms. Illumina’s status as the partner and supplier of choice further validates its approach and expands the clinical opportunity.

•

Illumina has a track record of continuous significant investment in novel platforms and, as a result, the Board believes that Illumina has a promising pipeline that will drive sustainable future growth and value in the near, medium and long term. While historical performance is not a guarantee of future performance, the Board believes that, to date, Illumina has delivered significant innovation, growth and, consequently, stockholder value. The Board also believes that Illumina is well-positioned to further benefit substantially from compelling market opportunities in genetic analysis and diagnostics given Illumina’s technology platforms, product pipeline, management team and proven culture of innovation.

3)	The Offer Fails to Capture Illumina’s Value as an Enabler of Personalized Healthcare

The Board believes that the Offer fails to recognize Illumina’s central role in enabling a forward-looking vision of personalized medicine and the value Illumina creates for various stakeholders involved in the delivery of healthcare globally. Genetic information and its clinical application are gaining increasing importance, proving central to the pharmaceutical discovery and development process. Likewise, genetic information is being employed in the discovery and development of novel biomarkers, companion diagnostics and clinical molecular diagnostics solutions. When coupled, these therapeutics and in-vitro diagnostics enable the delivery of personalized medicine, benefiting patients and healthcare providers, as well as the pharmaceutical, biotechnology and in-vitro diagnostics industries, among other stakeholders. The Board believes that Illumina’s technologies, products and services are catalysts and critical to driving the growing use of genetic information across healthcare.

4)	Roche’s Tactics Seek to Disadvantage Illumina’s Stockholders

The Board believes that Roche’s urgency in launching the Offer reflects its tactic to act upon the short-term dislocation in Illumina’s stock price. Purchaser’s Original Offer price of $44.50 per Share is $34.90 below Illumina’s 52-week high of $79.40 and its revised Offer price of $51.00 per Share is $28.40 below Illumina’s 52-week high of $79.40. Thus, when the closing stock price was $37.69 on January 24, 2012, the Board believes that Roche acted to take advantage of Illumina’s depressed stock price levels in its attempt to transfer the significant future value of Illumina from its stockholders to Roche and its stockholders.

5)	The Offer Values Illumina at a Price Below Recent Trading Levels

The market price of Illumina’s stock has remained above the Original Offer price of $44.50 per Share since the public announcement of the Original Offer on January 25, 2012, and above the revised Offer price of $51.00 per Share since the public announcement of the revised Offer on March 29, 2012. The closing price per Share on the NASDAQ Global Select Market on March 30, 2012, the last trading day prior to April 2, 2012, was $52.61.

6)	The Offer’s Conditions Create Significant Uncertainty and Risk

The Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person – Tender Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Rights Condition, (3) the Section 203 Condition, (4) conditions relating to the absence of any agreement of, or transaction by, Illumina that impairs Purchaser’s or Roche’s ability to acquire Illumina or otherwise diminishes the expected value to Roche of the acquisition of Illumina, (5) conditions relating to antitrust considerations in the United States and foreign jurisdictions, (6) conditions relating to the absence of litigation or other adverse actions, (7) conditions related to Exon-Florio, (8) conditions relating to the absence of material adverse effects on Roche and its subsidiaries, taken as a whole, or Illumina and its subsidiaries, taken as a whole, (9) conditions relating to the performance of market indices, (10) conditions relating to the absence of changes to the constituent documents of Illumina or any of its subsidiaries, (11) conditions relating to the absence of adverse effects on Illumina’s contracts and (12) conditions relating to certain changes in ownership of Illumina’s securities. The Board believes that the effect of these, and other numerous conditions, is that Illumina’s stockholders cannot be assured that Purchaser will be required to consummate the Offer. In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of Roche, Purchaser and their affiliates and may be asserted by Purchaser or Roche in Purchaser’s sole discretion regardless of the circumstances (including any action or omission by Roche or Purchaser) giving rise to such conditions.

7)	Illumina Has Received Inadequacy Opinions from Its Financial Advisors

The Board considered the fact that, on April 2, 2012, each of Goldman Sachs and BofA Merrill Lynch rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full texts of the written opinions of Goldman Sachs and BofA Merrill Lynch, each dated April 2, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes D and E hereto, respectively. Each of Goldman Sachs and BofA Merrill Lynch provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Goldman Sachs has been retained as a financial advisor to Illumina in connection with, among other things, Illumina’s analysis and consideration of, and response to, the Offer. Illumina has agreed to pay Goldman Sachs (x) six quarterly advisory fees of $2.667 million per quarter, subject to upward adjustment in the sixth quarter (but in no event resulting in aggregate quarterly advisory fees of more than $20.0 million) based on the final Offer price, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, and (y) in connection with certain sale transactions involving Illumina, including the Offer (if consummated), a transaction fee equal to 0.42% of the aggregate consideration paid (including the net debt of Illumina assumed) in such transaction, less the quarterly advisory fees. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. Based on the proposed Offer price of $51.00, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $28.8 million, as compared to the aggregate amount of the quarterly advisory fees currently estimated to be approximately $20.0 million. In addition, Illumina has agreed to reimburse Goldman Sachs for certain expenses arising out of or in connection with the engagement and to indemnify Goldman Sachs against certain liabilities relating to or arising out of the engagement.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Illumina, Roche and any of their respective affiliates, or any currency or commodity that may be involved in the Offer and any related transactions for their own account and for the accounts of their customers. During the two-year period prior to April 2, 2012, Goldman Sachs has provided certain investment banking services to Illumina and/or its affiliates for which its Investment Banking Division has received, and may receive, compensation, including, having acted as joint bookrunner with respect to a public offering by Illumina of 0.25% Convertible Senior Notes due 2016 (aggregate principal amount of $920 million) in March 2011. During the two-year period prior to April 2, 2012, Goldman Sachs also has provided certain investment banking services to Roche and/or its affiliates for which its Investment Banking Division has received, and may receive, compensation. In connection with providing such services to Roche and/or its affiliates, the Investment Banking Division of Goldman Sachs has received aggregate compensation of less than $1.0 million. Goldman Sachs may also in the future provide investment banking services to Illumina, Roche and their respective affiliates for which its Investment Banking Division may receive compensation.

BofA Merrill Lynch has been retained as a financial advisor to Illumina in connection with, among other things, Illumina’s analysis and consideration of, and response to, the Offer. Illumina has agreed to pay BofA Merrill Lynch (x) six quarterly advisory fees of $1,379,950 per quarter, which quarterly advisory fees will be payable whether or not the Offer is withdrawn, and (y) in connection with certain sale transactions involving Illumina, including the Offer (if consummated), a transaction fee equal to 0.22% of the aggregate consideration paid (including the net debt of Illumina assumed) in such transaction, less the quarterly advisory fees. The quarterly advisory fees will no longer be payable upon execution of a definitive agreement for, or consummation of, such transaction. Based on the proposed Offer price of $51.00, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $15.6 million, as compared to the aggregate amount of the quarterly advisory fees currently estimated to be approximately $8.3 million. In addition, Illumina has agreed to reimburse BofA Merrill Lynch for certain expenses arising out of or in connection with the engagement and to indemnify BofA Merrill Lynch against certain liabilities relating to or arising out of the engagement.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Illumina, Roche and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Illumina and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to April 2, 2012, (1) having acted as manager on certain convertible debt offerings of Illumina, (2) having acted or acting as a lender under certain credit facilities and letters of credit for Illumina and certain of its affiliates and (3) having provided or providing certain treasury and management products and services to Illumina and certain of its affiliates. From January 1, 2010 through April 2, 2012, BofA Merrill Lynch and its affiliates received aggregate revenues from Illumina and its affiliates for corporate, commercial and investment banking services of approximately $4.8 million.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Roche and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to April 2, 2012, (1) having acted or acting as a lender under certain credit facilities and letters of credit for an affiliate of Roche, (2) having provided or providing certain foreign exchange and equity linked products and trading services to Roche and certain of its affiliates and (3) having provided or providing certain treasury and management products and services to Roche and certain of its affiliates. From January 1, 2010 through April 2, 2012, BofA Merrill Lynch and its affiliates received aggregate revenues from Roche and its affiliates for corporate, commercial and investment banking services of approximately $2.4 million.

Illumina has engaged Innisfree to provide consulting, analytic and information agent services in connection with the Offer. Illumina has agreed to pay customary compensation for such services. In addition, Illumina has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Illumina has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, Illumina has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as described above, neither Illumina nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Derivative Transactions

Goldman Sachs

In February 2007, Illumina issued $400.0 million in aggregate principal amount of 0.625% Convertible Senior Notes due 2014 (the “Convertible Notes”). Goldman Sachs and another financial institution were the initial purchasers of the Convertible Notes, which were resold by Goldman Sachs and the other financial institution to qualified investors pursuant to Rule 144A under the Securities Act of 1933, as amended. In connection with its issuance of the Convertible Notes, Illumina entered into convertible bond hedge transactions and issuer warrant transactions with respect to shares of its common stock (referred to collectively as the “Call Spread Transactions”) with Goldman Sachs and the other financial institution. Goldman Sachs is counterparty to 70% of each of the Call Spread Transactions.

The convertible bond hedge transactions, which potentially reduce dilution to Illumina’s stockholders upon conversion of the Convertible Notes, consisted of the purchase by Illumina from Goldman Sachs and the other financial institution of call options with respect to the number of shares of Illumina common stock that Illumina would be required to deliver upon conversion of any portion of the Convertible Notes (which were convertible into up to 18,322,320 Shares as of the date of issuance of the Convertible Notes). The total premium paid by Illumina for the convertible bond hedge transactions was $139.0 million. The issuer warrant transactions, which partially offset the cost to Illumina of the convertible bond hedge transactions, consisted of the sale by Illumina to Goldman Sachs and the other financial institution of warrants in respect of in the aggregate up to 18,322,320 Shares. The total premium received by Illumina for the issuer warrant transactions was $92.4 million, resulting in a net cost to Illumina of the Call Spread Transactions of approximately $46.6 million (of which approximately $32.6 million was paid to Goldman Sachs).

The convertible bond hedge transactions generally require Goldman Sachs to deliver to Illumina, in respect of each Convertible Note that is surrendered for conversion, 70% of the number of Shares that Illumina is required to deliver under the terms of the indenture governing the Convertible Notes, based on a conversion price of approximately $21.83 per Share. The other financial institution that is counterparty to the convertible bond hedge transactions is required to deliver to Illumina the other 30% of such Shares. In the case of conversion of the Convertible Notes in connection with certain merger transactions, including any second step merger following the Offer, were it to be consummated, Goldman Sachs would be required to deliver to Illumina additional Shares, subject to certain limits, in accordance with the terms of the convertible bond hedge transactions.

Under the terms of the issuer warrant transactions, Goldman Sachs has the right to purchase up to 12,825,624 Shares from Illumina at a strike price of approximately $31.44 per Share. The issuer warrant transactions are settled on a cashless basis and will be automatically exercised in equal installments during the 40 consecutive scheduled trading days beginning on May 16, 2014 if the volume-weighted average price per Share is greater than the strike price on such dates. In accordance with their terms, in a transaction in which holders of Shares are cashed out (e.g., in the Offer, were it to be consummated, or a cash-out merger) (each, a “cash-out transaction”), the issuer warrant transactions would be cancelled and Goldman Sachs would be entitled to receive a payment from Illumina for the early cancellation of the issuer warrant transactions (such payment amount, the “cancellation amount”). If Goldman Sachs and Illumina are unable to agree on the amount of such payment, the cancellation amount would be determined by Goldman Sachs, as calculation agent, as to its portion of the issuer warrant transactions. In confirming Goldman Sachs’ engagement as Illumina’s financial advisor to assist the Board in its evaluation of the Offer, the Board discussed what might be considered an appearance of a conflict given the fact that Goldman Sachs would be paid for the cancellation of the issuer warrant transactions prior to their scheduled maturity in 2014 regardless of whether the price of Shares at maturity would be greater than the strike price of the warrants, and that the timing and price of any cash-out transaction (such as the Offer) will affect the determination of the cancellation amount, and determined to engage BofA Merrill Lynch as co-financial advisor to the Board as a means to address the issue. See “Item 4. The Solicitation or Recommendation – Background of the Offer.” In addition, as described below, Goldman Sachs maintains customary institutional information barriers.

As a result of the Call Spread Transactions, Goldman Sachs has market exposure to the price of the Shares. Goldman Sachs’ ordinary practice is to hedge to limit its net market exposure to the price of the common stock underlying private derivative transactions it enters into with issuers of such common stock, such as the Call Spread Transactions. Goldman Sachs has been regularly hedging its exposure to the price of the Shares as a result of the Call Spread Transactions and Goldman Sachs’ ordinary practice would be to continue to regularly hedge such exposure. Such regular hedging includes Goldman Sachs either purchasing or selling Shares or related instruments to counterbalance the Illumina equity risk Goldman Sachs holds as a result of the Call Spread Transactions. Goldman Sachs’ hedging is intended to substantially neutralize Goldman Sachs’ exposure as a result of the Call Spread Transactions to changes in the price of the Shares.

As the value of the warrants and the factors affecting the cancellation amount continuously change, and as Goldman Sachs has hedged its position under its portion of the issuer warrant transactions, the consummation of a cash-out transaction and the resulting payment to Goldman Sachs of the cancellation amount could result in Goldman Sachs receiving value that is greater than, equal to or less than the value that would have been received by Goldman Sachs from exercise of the warrants in the absence of any cash-out transaction.

In connection with early conversions of approximately 90% of the Convertible Notes by holders of such notes, Goldman Sachs delivered to Illumina 7,572,113 Shares under the terms of the convertible bond hedge transactions, which at the time of delivery had an approximate value of $511.3 million, based on the closing prices of Shares on the dates of delivery plus $1,559.09 paid in lieu of fractional Shares. The balance of the convertible bond hedge transactions with respect to approximately $40.1 million aggregate principal amount of Convertible Notes (which are convertible into up to 1,837,958 Shares) remain in place as of the date hereof. The issuer warrant transactions were not affected by the early conversions and, as a result, the issuer warrant transactions to which Goldman Sachs is a counterparty covering up to 12,825,624 Shares currently remain outstanding.

When the Call Spread Transactions were originally entered into, Goldman Sachs had exposure to changes in the market price of the Shares. This exposure resulted from the fact that the convertible bond hedge transactions had a lower strike price and an earlier exercise period than the strike price and settlement period of the issuer warrant transactions. In an effort to neutralize such exposure, Goldman Sachs engaged in hedging transactions consisting principally of purchasing Shares or otherwise entering into derivatives transactions that provide similar economic exposure. As Convertible Notes were converted prior to maturity by their holders, and corresponding portions of the convertible bond hedge transactions were automatically exercised, Goldman Sachs adjusted its hedge position. These adjustments involved the sale of the Shares it had purchased and, eventually, the sale of Shares short. With only 10% of the convertible bond hedge transactions outstanding (corresponding to the outstanding amount of Convertible Notes) to counterbalance Goldman Sachs’ warrants with respect to 12,825,624 Shares, Goldman Sachs’ hedging for the Call Spread Transactions as of March 30, 2012 was a short position of approximately 10.9 million Shares. This type of hedging is typically designed by Goldman Sachs to offset any significant gains or losses to Goldman Sachs from the Call Spread Transactions as a result of fluctuations in the price of the Shares, including fluctuations relating to the Offer. As a consequence of such hedging transactions, increases in the price of the Shares which cause an increase in the value of Goldman Sachs’ warrants are largely offset by the increased amount owed by Goldman Sachs to close such short sales and Goldman Sachs’ remaining obligation to deliver Shares to Illumina pursuant to the convertible bond hedge transactions. Conversely, decreases in the price of the Shares which reduce the value of Goldman Sachs’ warrants are largely offset by decreases in the amounts owed by Goldman Sachs to close such short sales and Goldman Sachs’ remaining obligation to deliver Shares to Illumina under the convertible bond hedge transactions.

If the Offer were consummated on March 30, 2012 in accordance with its terms at the $51.00 per Share consideration proposed to be paid to holders of Shares in the Offer, Goldman Sachs estimates that, upon consummation of the Offer, (1) the cancellation amount payable by Illumina to Goldman Sachs would have been approximately $356.2 million and (2) the aggregate amount payable by Goldman Sachs to securities lenders would have been approximately $556.1 million (based on the $51.00 per Share consideration proposed to be paid to holders of Shares in the Offer) in respect of approximately 10.9 million Shares sold short by Goldman Sachs as of such date to hedge its exposure under the Call Spread Transactions. The actual amount received by Goldman Sachs for the cancellation of the issuer warrant transactions upon consummation of the Offer, if completed, will depend upon various factors, including, among others, the actual transaction price, the closing date of the Offer (and the resulting remaining term of the warrants) and interest rates. For example, higher transaction prices would generally result in a higher cancellation amount payable by Illumina to Goldman Sachs. Goldman Sachs’ obligations under the convertible bond hedge transactions as to any Convertible Notes that are not surrendered for conversion will remain outstanding.

In connection with the Call Spread Transactions, Goldman Sachs engaged, and will continue to engage, in hedging and other market transactions with respect to its position in the Call Spread Transactions (which may include purchasing or selling Convertible Notes or Shares on a “long” or “short” basis, or entering into or unwinding derivative transactions) intended to manage the risk to Goldman Sachs of being party to the Call Spread Transactions. That hedging activity is at Goldman Sachs’ own risk and may result in a loss or profit to Goldman Sachs in an amount that may be less than or greater than the expected contractual benefit to Goldman Sachs under the Call Spread Transactions. However, the amount of any loss or profit to Goldman Sachs cannot be determined simply by subtracting the amount payable to stock lenders to close out any short position at a particular price (such as the Offer price) on a particular date (such as March 30, 2012) from the estimated payments that would be received by Goldman Sachs in connection with canceling or exercising the warrants at such price and on such date. Instead, like any other private equity derivative transaction that Goldman Sachs enters into in the ordinary course of its business, Goldman Sachs’ ultimate loss or profit on the Call Spread Transactions will depend on many factors, including the original net premium received by Goldman Sachs for the Call Spread Transactions, the price at which Goldman Sachs established its initial hedge position in respect of the Call Spread Transactions, the deliveries or payment made or received pursuant to the Call Spread Transactions, the profit and loss realized by Goldman Sachs in connection with rebalancing its stock hedge positions during the term of the Call Spread Transactions (such rebalancing occurring as frequently as daily), and the premium or other amounts paid, and payments received, in connection with any offsetting option position or other derivative transaction used to hedge the Call Spread Transactions, and the prices at which Goldman Sachs closes out these hedge positions. The amount of any loss or profit will not be known until all of the convertible bond hedges have been exercised and all of the warrants have been settled in accordance with their terms and Goldman Sachs has completed all of its related hedge unwind activities. In accordance with industry practices, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

The indenture governing the Convertible Notes and the confirmations containing the terms of the Call Spread Transactions (the “Confirmations”) were included as exhibits to Illumina’s current report on Form 8-K filed by Illumina with the SEC on February 16, 2007, which contains additional disclosure regarding the Convertible Notes and the Call Spread Transactions, including the manner in which they are treated in relation to certain merger events and other cash-out transactions. All references herein to share counts, conversion prices and strike prices are subject to adjustment from time to time in accordance with the terms of the Confirmations and have been adjusted to reflect a two-for-one stock split effected by Illumina on September 22, 2008.

BofA Merrill Lynch

On March 12, 2012, BofA Merrill Lynch employees discovered that a portion of BofA Merrill Lynch’s proprietary share ownership position in Shares that was previously disclosed to Illumina in connection with BofA Merrill Lynch’s engagement by Illumina in January 2012 was being held as a hedge of a capped call derivative contract (the “Capped Call Transaction”), which contract was not previously disclosed to Illumina.

The Capped Call Transaction was originally established by parties other than BofA Merrill Lynch. In the fall of 2010, an affiliate of BofA Merrill Lynch took an assignment of the Capped Call Transaction in the ordinary course of its equity derivatives business to facilitate the needs of a customer that sought to dispose of the position. The Capped Call Transaction has a strike price equivalent to the strike price of the convertible bond hedge transactions and a cap price equivalent to the strike price of the issuer warrant transactions. The Capped Call Transaction expires over a period of 10 trading days shortly before the maturity date of the Convertible Notes. Under the terms of the Capped Call Transaction, the BofA Merrill Lynch affiliate will be obligated to pay the counterparty an amount in cash equal to the excess, if any, during the expiration period of the lesser of the cap price and the market price of Shares over the strike price, multiplied by the number of underlying Shares. The maximum amount payable by the BofA Merrill Lynch affiliate under the Capped Call Transaction is approximately $7.7 million.

Upon discovering the existence of the Capped Call Transaction, BofA Merrill Lynch confirmed that none of the employees of BofA Merrill Lynch who have been involved in providing financial advice to Illumina in connection with the Offer or in the delivery of the written opinion of BofA Merrill Lynch, dated February 7, 2012, to Illumina (the “Illumina Deal Team”) had knowledge of the existence of the Capped Call Transaction prior to March 12, 2012. In light of the ordinary course nature of the Capped Call Transaction and the fact that the Illumina Deal Team was not aware of its existence prior to March 12, 2012, BofA Merrill Lynch does not believe that the Capped Call Transaction would affect its ability to provide independent and objective financial advice to the Board. However, at the time BofA Merrill Lynch disclosed the existence of the Capped Call Transaction and facts relating thereto to Illumina, BofA Merrill Lynch informed Illumina’s counsel that it was in the process of taking actions to fully offset the position in order to eliminate the exposure to BofA Merrill Lynch to the Capped Call Transaction and any question regarding BofA Merrill Lynch’s independence.

On March 20, 2012, the BofA Merrill Lynch affiliate purchased a mirror capped call transaction from an unaffiliated third party, which has reciprocal economic terms as, and fully offsets the affiliate’s obligations under, the Capped Call Transaction. Prior to fully offsetting its economic risk by entering into the mirror transaction, the BofA Merrill Lynch affiliate, in the ordinary course of its business and at its own risk, engaged in hedging and other market transactions with respect to its position in the Capped Call Transaction (which included purchasing or selling Shares) to manage the risk to the affiliate of being party to the Capped Call Transaction. In accordance with its internal policies and procedures, BofA Merrill Lynch maintains an enterprise information wall reasonably designed to prevent the unauthorized disclosure of confidential information by employees in its investment banking division to employees on the “public” side of BofA Merrill Lynch, including the employees who undertook these hedging and other market transactions.

On March 20, 2012, the Board of Directors of Illumina reviewed the information provided by BofA Merrill Lynch with regard to the Capped Call Transaction, confirmed Illumina’s engagement of Goldman Sachs and BofA Merrill Lynch as co-financial advisors to Illumina in connection with, among other things, Illumina’s analysis and consideration of, and response to, the Offer and also confirmed the Board’s determination to rely upon the separate inadequacy opinions rendered by Goldman Sachs and BofA Merrill Lynch on February 7, 2012.

ITEM 6.	Interest in Securities of the Subject Company.

Item 6 of the Statement is hereby amended and supplemented as follows:

1.	The first paragraph on page 28 of the Statement is deleted in its entirety and replaced with the following:

Except as described below and except for scheduled vesting of outstanding option awards, RSUs and PSUs, during the past 60 days, no transaction with respect to the Shares has been effected by Illumina or, to Illumina’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

2.	The following transactions are added to the table on page 28 of the Statement:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Christian O. Henry	2/14/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	5,000	$32.485
Christian O. Henry	2/14/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	5,000	$53.7787	(5)
Christian O. Henry	2/14/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	5,000	$20.04
Christian O. Henry	2/14/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	5,000	$53.7787	(5)
Christian O. Henry	3/7/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	5,000	$32.485
Christian O. Henry	3/7/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	5,000	$50.4865	(5)
Christian O. Henry	3/7/2012	Acquired Shares (Pursuant to a 10b5-1 Plan)(2)	5,000	$20.04
Christian O. Henry	3/7/2012	Disposed of Shares (Pursuant to a 10b5-1 Plan)	5,000	$50.5749	(5)
Christian G. Cabou	3/8/2012	Grant of RSUs	5,000	$0
Christian G. Cabou	3/8/2012	Grant of RSUs	5,833	$0
Christian G. Cabou	3/8/2012	Grant of PSUs	26,250	$0
Gregory F. Heath	3/8/2012	Grant of RSUs	5,000	$0
Gregory F. Heath	3/8/2012	Grant of RSUs	4,375	$0
Gregory F. Heath	3/8/2012	Grant of PSUs	19,688	$0
Christian O. Henry	3/8/2012	Grant of RSUs	5,000	$0
Christian O. Henry	3/8/2012	Grant of RSUs	6,198	$0
Christian O. Henry	3/8/2012	Grant of PSUs	27,891	$0
Nicholas J. Naclerio	3/8/2012	Grant of RSUs	5,000	$0
Nicholas J. Naclerio	3/8/2012	Grant of RSUs	10,208	$0
Nicholas J. Naclerio	3/8/2012	Grant of PSUs	45,938	$0
Tristan B. Orpin	3/8/2012	Grant of RSUs	5,000	$0
Tristan B. Orpin	3/8/2012	Grant of RSUs	5,250	$0
Tristan B. Orpin	3/8/2012	Grant of PSUs	23,625	$0
Matthew L. Posard	3/8/2012	Grant of RSUs	5,000	$0
Matthew L. Posard	3/8/2012	Grant of RSUs	7,292	$0
Matthew L. Posard	3/8/2012	Grant of PSUs	32,813	$0
Mostafa Ronaghi	3/8/2012	Grant of RSUs	5,000	$0
Mostafa Ronaghi	3/8/2012	Grant of RSUs	5,250	$0
Mostafa Ronaghi	3/8/2012	Grant of PSUs	23,625	$0
Jay T. Flatley	3/12/2012	Grant of RSUs	5,000	$0
Jay T. Flatley	3/12/2012	Grant of RSUs	21,875	$0
Jay T. Flatley	3/12/2012	Grant of PSUs	98,438	$0

(5)	Weighted average price.

ITEM 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

1.	The text under the section titled “Information Regarding Golden Parachute Compensation” that begins on page 31 of the Statement is deleted in its entirety and replaced with the following:

Based upon a hypothetical change of control date of March 28, 2012 (assuming that the consummation of the Offer and the Proposed Merger had been completed), the change of control benefits for Illumina’s named executive officers would have been as follows if such named executive officer experienced a termination on March 28, 2012:

Name	Cash ($)(1)	Equity($)(2)	Pension/NQDC($)(3)	Prerequisites/ Benefits ($)(4)	Total ($)(5)
Jay T. Flatley	3,621,311	11,674,335	1,575,035	71,149	16,941,830
Christian O. Henry(6)	770,414	3,560,500	296,228	46,374	4,673,517
Marc A. Stapley(7)	744,661	3,256,050	—	46,374	4,047,085
Christian G. Cabou	684,827	3,332,912	367,914	38,188	4,423,841
Tristan B. Orpin	729,232	3,198,170	365,822	46,374	4,339,598
Nicholas J. Naclerio	686,148	4,403,515	577,846	46,374	5,713,883

(1)	As described above, under the change of control severance agreements, upon a qualifying termination following a change of control, each of the named executive officers would be entitled to (i) a severance payment equal to one year (two years for Mr. Flatley) of the executive’s annual base salary plus the greater of (two times the greater of for Mr. Flatley) (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year (“Severance Payment”); and (ii) a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount (“Earned Compensation”). Earned Compensation in the table above includes pro-rata bonus payments for fiscal year 2012 through March 28, 2012. Mr. Flatley would be entitled to receive a Severance Payment equal to $3,213,600 and Earned Compensation equal to $407,711; Mr. Henry would be entitled to receive a Severance Payment equal to $697,568 and Earned Compensation equal to $72,846; Mr. Stapley would be entitled to receive a Severance Payment equal to $674,250 and Earned Compensation equal to $70,411; Mr. Cabou would be entitled to receive a Severance Payment equal to $620,073 and Earned Compensation equal to $64,754; Mr. Orpin would be entitled to receive a Severance Payment equal to $660,280 and Earned Compensation equal to $68,952; and Mr. Naclerio would be entitled to receive a Severance Payment equal to $621,269 and Earned Compensation equal to $64,879.

(2)	As described above, under the change of control severance agreements, upon a qualifying termination following a change of control, all of the equity awards would vest, including any PSUs granted which will vest 100%. As of March 28, 2012, Mr. Flatley had 324,480 unvested options, 74,875 unvested RSUs and 98,438 unvested PSUs; Mr. Henry had 110,262 unvested options, 24,818 unvested RSUs and 27,891 unvested PSUs; Mr. Stapley had 136,500 unvested options and 24,500 unvested RSUs; Mr. Cabou had 85,938 unvested options, 23,724 unvested RSUs and 26,250 unvested PSUs; Mr. Orpin had 90, 313 unvested options, 23,707 unvested RSUs and 23,625 unvested PSUs; and Mr. Naclerio had 173,934 unvested options, 20,520 unvested RSUs and 45,938 unvested PSUs. Fair market value of accelerated equity compensation includes the value of unvested and accelerated stock options, RSUs and PSUs as of March 28, 2012. The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and $51.00 (Purchaser’s proposed purchase price). The value of the RSUs and the PSUs is based on the number of outstanding shares that would not ordinarily have vested by March 28, 2012 multiplied by $51.00 (Purchaser’s proposed purchase price).
(3)	As described above, under the Deferred Compensation Plan upon a separation from service within 24 months of a change of control, each named executive officer will be entitled to his or her retirement benefit or termination benefit in a lump sum payment equal to the unpaid balance of all of his or her accounts. All of the amounts for all of the named executive officers consist of the termination benefits.
(4)	Represents payment of (i) the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year (two years for Mr. Flatley) and (ii) professional outplacement services for up to two years following termination ($10,800 per year for each executive officer).
(5)	The table above sets forth the amounts that each named executive officer would receive assuming that the consummation of the Offer had been completed and each named executive officer experienced a qualifying termination on March 28, 2012. All of the amounts included in the table above are only payable upon a change of control followed by a termination of employment (i.e., the payment is subject to a “double trigger”).
(6)	Effective as of January 20, 2012, Mr. Henry no longer serves as Chief Financial Officer of Illumina but will continue in his role as Senior Vice President, General Manager Genomic Solutions.
(7)	Effective as of January 20, 2012, Mr. Stapley serves as Chief Financial Officer of Illumina.

2.	The section titled “Litigation” on page 37 of the Statement is deleted in its entirety and replaced with the following:

Litigation

On January 30, 2012, a putative class and derivative action entitled Erste-Sparinvest Kapitalanlagegesellschaft M.B.H. v. Rastetter et al. was filed by an alleged stockholder of Illumina in the Superior Court of the State of California, County of San Diego, against William H. Rastetter, Jay T. Flatley, A. Blaine Bowman, Daniel M. Bradbury, Karin Eastham, Paul C. Grint, Gerald Möller, David R. Walt, Roy Whitfield (collectively, the “Director Defendants”) and Illumina, as a nominal party. The complaint alleges, among other things, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with Roche’s tender offer, and seeks, among other things, declaratory and injunctive relief compelling the Director Defendants to “evaluate strategic alternatives and potential offers for Illumina,” “take decisive steps to maximize Company and shareholder value,” and/or to rescind or redeem the Rights Agreement. On February 17, 2012, the plaintiff filed an application for a temporary restraining order to prevent the Director Defendants from triggering the Rights Agreement and adopting other defensive measures. On February 22, 2012, the Superior Court heard argument on the application and declined to issue a temporary restraining order.

Between February 14 and March 8, 2012, seven substantially identical putative class actions were filed in the Court of Chancery of the State of Delaware against the Director Defendants and Illumina entitled Steven S Weinstein MD PC Profit Sharing Plan v. Illumina, Inc. et al., Lehigh County Employees Retirement Plan v. Illumina, Inc. et al., Freedman v. Rastetter et al., United Food and Commercial Workers Pension Fund of Northeastern Pennsylvania v. Illumina, Inc. et al., Elliot v. Illumina, Inc. et al., Goodman v. Rastetter et al., and Ironworkers Local No. 25 Pension Fund v. Rastetter et al. The complaints allege, among other things, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with Roche’s tender offer, and seek, among other things, declaratory and injunctive relief ordering the Director Defendants to evaluate strategic alternatives and potential acquisition offers and use the Rights Agreement in a manner consistent with their fiduciary duties, and enjoining them from initiating further defensive measures that may render the acquisition of Illumina more burdensome or expensive for a potential acquirer. The complaints also allege certain purported deficiencies in the disclosure contained in the Statement. On March 15, 2012, the seven actions in Delaware were consolidated into one action entitled In re Illumina, Inc. Shareholders Litigation, and the court appointed co-lead plaintiffs and co-lead counsel. On March 29, 2012, the plaintiffs filed a supplement to the complaint alleging certain purported deficiencies in the disclosure contained in Illumina’s definitive proxy statement.

Defendants have moved in both the Delaware Court of Chancery and the California Superior Court for orders providing that the litigation proceed in only one of the two jurisdictions.

On March 6, 2012, a putative class action entitled Derfler v. Illumina, Inc. et al. was filed in the United States District Court for the Southern District of California against the Director Defendants and Illumina. The complaint alleges, among other things, that the Director Defendants breached their fiduciary duties to the stockholders of Illumina in connection with Roche’s tender offer, and seeks, among other things, declaratory and injunctive relief ordering the Director Defendants to “exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for any combination of the Company with Roche is completed and highest possible price is obtained.” The complaint also alleges a claim under section 14(e) of the Securities Exchange Act of 1934 based on certain purported deficiencies in the disclosure contained in the Statement.

ITEM 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(32)	Press Release issued by Illumina, dated as of April 2, 2012, announcing Illumina’s preliminary financial information for the first quarter ended April 1, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Illumina on April 2, 2012)

(a)(33)	Press Release issued by Illumina, dated as of April 2, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Illumina on April 2, 2012)

(a)(34)	Complaint filed by Robert Freedman, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 17, 2012

(a)(35)	Complaint filed by United Food and Commercial Workers Pension Fund of Northeastern Pennsylvania, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 27, 2012

(a)(36)	Complaint filed by James Elliot, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 27, 2012

(a)(37)	Complaint filed by Lawrence Goodman, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 29, 2012

(a)(38)	Complaint filed by Michael Derfler, individually and on behalf of all others similarly situated, in the United States District Court for the Southern District of California on March 6, 2012

(a)(39)	Complaint filed by Ironworkers Local No. 25 Pension Fund, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on March 8, 2012

(a)(40)	Supplement to the Verified Class Action Complaint filed by Lehigh County Employees Retirement Plan and Ironworkers Local No. 25 Pension Fund, on behalf of the shareholders of Illumina, in the Delaware Court of Chancery on March 29, 2012

(e)(9)	Excerpts from Illumina’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 19, 2012

(e)(10)	Form of Performance Stock Unit Award Agreement under Illumina’s 2005 Stock and Incentive Plan (incorporated by reference to Exhibit 10.1 of Illumina’s current report on Form 8-K filed with the SEC on March 12, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ILLUMINA, INC.

By:	/s/ Christian G. Cabou
Name:	Christian G. Cabou
Title:	Senior Vice President & General Counsel

Dated: April 2, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(32)	Press Release issued by Illumina, dated as of April 2, 2012, announcing Illumina’s preliminary financial information for the first quarter ended April 1, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Illumina on April 2, 2012)

(a)(33)	Press Release issued by Illumina, dated as of April 2, 2012 (incorporated by reference to the Schedule 14A filed with the SEC by Illumina on April 2, 2012)

(a)(34)	Complaint filed by Robert Freedman, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 17, 2012

(a)(35)	Complaint filed by United Food and Commercial Workers Pension Fund of Northeastern Pennsylvania, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 27, 2012

(a)(36)	Complaint filed by James Elliot, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 27, 2012

(a)(37)	Complaint filed by Lawrence Goodman, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on February 29, 2012

(a)(38)	Complaint filed by Michael Derfler, individually and on behalf of all others similarly situated, in the United States District Court for the Southern District of California on March 6, 2012

(a)(39)	Complaint filed by Ironworkers Local No. 25 Pension Fund, individually and on behalf of all others similarly situated, in the Delaware Court of Chancery on March 8, 2012

(a)(40)	Supplement to the Verified Class Action Complaint filed by Lehigh County Employees Retirement Plan and Ironworkers Local No. 25 Pension Fund, on behalf of the shareholders of Illumina, in the Delaware Court of Chancery on March 29, 2012

(e)(9)	Excerpts from Illumina’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, March 19, 2012

(e)(10)	Form of Performance Stock Unit Award Agreement under Illumina’s 2005 Stock and Incentive Plan (incorporated by reference to Exhibit 10.1 of Illumina’s current report on Form 8-K filed with the SEC on March 12, 2012)

ANNEX D

[Letterhead of Goldman, Sachs & Co.]

200 West Street | New York, New York 10282

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

April 2, 2012

Board of Directors

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Madame and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, $0.01 par value per share (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of Illumina, Inc. (the “Company”) of the $51.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by CKH Acquisition Corporation (“Offeror”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche”), and Roche, with the Securities and Exchange Commission on January 27, 2012, as amended through Amendment No. 17 to the Tender Offer Statement on Schedule TO filed by Roche and the Offeror with the Securities and Exchange Commission on March 30, 2012 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror will seek to have the Company consummate a merger or other similar business combination with the Offeror or another subsidiary (the “Merger” and, together with the Amended Offer, the “Transactions”) in which each outstanding Share not tendered in the Amended Offer would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Offer, without interest.

Board of Directors

Illumina, Inc.

April 2, 2012

Page Two

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Roche and any of their respective affiliates, or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including quarterly advisory fees that will be payable whether or not the Amended Offer is withdrawn and a contingent transaction fee payable upon consummation of the Transactions or certain other sale transactions involving the Company. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering by the Company of 0.25% Convertible Senior Notes due 2016 (aggregate principal amount of $920 million) in March 2011. We also have provided certain investment banking services to Roche and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide investment banking services to the Company, Roche and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that concurrent with the issuance of the Company’s 0.625% Convertible Senior Notes due 2014 (aggregate principal amount of $400 million) (the “2014 Convertible Notes”) in February 2007, for which Goldman, Sachs & Co. acted as co-initial purchaser, the Company entered into convertible note hedge and issuer warrant transactions with respect to shares of the Company’s common stock (collectively, the “Call Spread Transactions”) with Goldman, Sachs & Co. and another counterparty consisting of the purchase by the Company of call options with respect to $400 million aggregate principal amount of Convertible Notes (which were convertible into up to 18,322,320 shares of the Company’s common stock as of the date of issuance of the 2014 Convertible Notes), and the sale by the Company of warrants in respect of up to 18,322,320 shares of the Company’s common stock. The 18,322,320 shares take into account a two-for-one stock split effected by the Company on September 22, 2008. Approximately 90% of the convertible note hedge transactions were previously exercised in connection with early conversions in December 2008 and the first nine months of 2011 of the 2014 Convertible Notes by holders of such notes. The balance of the convertible note hedge transactions and the issuer warrant transactions, which were not affected by the early conversions, remain in place as of the date hereof. In accordance with the terms of the Call Spread Transactions, if the Transactions are consummated, the balance of the convertible note hedge transactions would be exercised, which would require Goldman, Sachs & Co. to deliver to the Company shares of the Company’s common stock (or, under certain circumstances, an equivalent value in cash). Concurrently, if the Transactions are consummated, Goldman, Sachs & Co. would be entitled to receive a payment from the Company for the early cancellation of the issuer warrant transactions.

Board of Directors

Illumina, Inc.

April 2, 2012

Page Three

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on February 7, 2012, as amended through Amendment No. 11 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 11 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the six fiscal years ended January 1, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Roche for, and the potential benefits for Roche of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the life sciences industries specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Roche or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Illumina, Inc.

April 2, 2012

Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX E

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

April 2, 2012

The Board of Directors Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

Members of the Board of Directors:

On January 27, 2012, CKH Acquisition Corporation (“Purchaser”), an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche”), commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Illumina Common Stock”), of Illumina, Inc. (“Illumina”) at a purchase price of $44.50 per share in cash, which was subsequently increased on March 29, 2012 to $51.00 per share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2012, as amended (the “Amended Offer to Purchase”), and in the related Letter of Transmittal, as amended (which, together with the Amended Offer to Purchase, collectively constitute the “Amended Offer”). The terms and conditions of the Amended Offer are described in the Schedule TO filed by Purchaser and Roche with the Securities and Exchange Commission on January 27, 2012, as amended through Amendment No. 17 thereto (the “Amended Schedule TO”). We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, Purchaser intends to consummate a merger with Illumina (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of Illumina would receive the same price paid per share of Illumina Common Stock pursuant to the Amended Offer, without interest.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Illumina Common Stock of the Consideration offered to such holders (other than Roche and any of its affiliates) in the Amended Offer.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Amended Offer as set forth in the Amended Schedule TO and the exhibits thereto;

(2)	reviewed the Solicitation/Recommendation Statement of Illumina filed with the Securities and Exchange Commission on Schedule 14D-9 on February 7, 2012, as amended through Amendment No. 11 thereto, which Amendment No. 11 will be filed on Schedule 14D-9/A, in the form approved by Illumina on the date of this opinion;

(3)	reviewed certain publicly available business and financial information relating to Illumina and Roche;

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Illumina, Inc.

(4)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Illumina furnished to or discussed with us by the management of Illumina, including certain financial forecasts relating to Illumina prepared by the management of Illumina (such forecasts, the “Illumina Forecasts”);

(5)	discussed the past and current business, operations, financial condition and prospects of Illumina with members of senior management of Illumina;

(6)	discussed with members of senior management of Illumina their assessment of the strategic rationale of Roche for, and the potential benefits for Roche of, the Transactions;

(7)	reviewed the trading history for Illumina Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of Illumina with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the Amended Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Illumina that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Illumina Forecasts, we have been advised by Illumina, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Illumina as to the future financial performance of Illumina. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Illumina, nor have we made any physical inspection of the properties or assets of Illumina.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration offered to the holders of Illumina Common Stock in the Amended Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions. Our opinion is limited to the adequacy, from a financial point of view, to the holders of Illumina Common Stock of the Consideration offered to such holders (other than Roche and any of its affiliates) in the Amended Offer and no opinion or view is expressed with respect to any consideration offered in connection with the Transactions to, or received in connection therewith by, the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the adequacy or fairness (financial or otherwise) of the Consideration offered in connection with the Transactions or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of Illumina or Roche, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Illumina or in which Illumina might engage. We are not expressing any opinion as to the prices at which Illumina Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of Illumina Common Stock should tender such shares in connection with the Amended Offer or any related matter.

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Illumina, Inc.

We have acted as financial advisor to Illumina in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by Illumina and will receive certain fees for our services, including quarterly advisory fees that will be payable whether or not the Amended Offer is withdrawn and a contingent fee payable in connection with certain sale transactions involving Illumina (including the Amended Offer, if consummated). In addition, Illumina has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Illumina, Roche and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Illumina and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to the date hereof, (i) having acted as manager on certain convertible debt offerings of Illumina, (ii) having acted or acting as a lender under certain credit facilities and letters of credit for Illumina and certain of its affiliates, and (iii) having provided or providing certain treasury and management products and services to Illumina and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Roche and its affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the two-year period prior to the date hereof, (i) having acted or acting as a lender under certain credit facilities and letters of credit for an affiliate of Roche, (ii) having provided or providing certain foreign exchange and equity linked products and trading services to Roche and certain of its affiliates, and (iii) having provided or providing certain treasury and management products and services to Roche and certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Illumina in connection with and for purposes of its evaluation of the Amended Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Illumina, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Illumina Common Stock (other than Roche and any of its affiliates) pursuant to the Amended Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

ANNEX F

Reconciliation of Non-GAAP Financial Measures

Below is a reconciliation of Illumina’s diluted net income per Share, calculated in accordance with accounting principles generally accepted in the United States (“GAAP”), to non-GAAP diluted net income per Share. Illumina believes non-GAAP diluted net income per Share detailed below provides investors with meaningful insight into its core operating performance and major factors in management’s bonus compensation each year. Management has excluded the effects of the items detailed below to assist investors in analyzing and assessing Illumina’s past core operating performance. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that Illumina’s diluted net income per Share metric may be different from diluted net income per Share metrics provided by other companies.

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008 (i)	Fiscal Year 2007 (i)	Fiscal Year 2006 (h)
GAAP net income per share— diluted	0.62	0.87	0.53	0.30	(2.65)	0.41
Pro forma impact of weighted average shares (a)	0.03	0.06	0.03	0.01	0.20
Adjustments to net income:
Headquarter relocation expense (b)	0.31	—	—	—	—	—
Non-cash interest expense (c)	0.24	0.16	0.15	0.15	0.13
Restructuring charges	0.06	—	—	—	—	—
Amortization of acquired intangible assets	0.09	0.06	0.05	0.08	0.02
Legal settlements	(0.02)	—	—	—	0.46	—
Acquisition related (gain) expense, net (d)	0.01	(0.09)	0.10	0.20	2.59
Contingent compensation expense (e)	0.04	0.03	0.03	0.01	—
Loss on extinguishment of debt	0.28	—	(0.01)	—	—
Impairment loss related to a cost-method investment	—	0.10	—	—	—	—
Impairment of manufacturing equipment	—	—	—	0.03	—	—
Amortization of inventory revaluation costs					0.01
Incremental non-GAAP tax expense (f)	(0.36)	(0.13)	(0.08)	(0.10)	(0.34)	—

Non-GAAP net income per share—diluted (g)	1.30	1.06	0.80	0.68	0.42	0.41

Weighted average shares used in calculation of Non-GAAP diluted net income per share	135,154	134,375	130,599	126,836	116,860	97,508

ITEMIZED RECONCILIATION BETWEEN GAAP AND NON-GAAP DILUTED NUMBER OF SHARES (h):
Weighted average shares used in calculation of GAAP diluted net income per share	138,937	143,433	137,096	133,607	108,308	97,508
Weighted average dilutive potential common shares issuable of redeemable convertible senior notes (a)	(3,783)	(9,058)	(6,497)	(6,771)	(1,357)	—
Weighted average potential common shares excluded due to anti-dilutive effect (j)	—	—	—	—	9,909	—

Weighted average shares used in calculation of Non-GAAP diluted net income per share	135,154	134,375	130,599	126,836	116,860	97,508

(a) Pro forma impact of weighted average shares represents the impact of double dilution associated with the accounting treatment of the company's outstanding convertible debt and the corresponding call option overlay.

(b) The Company relocated its headquarters to a new facility in San Diego, California during the second half of 2011. Headquarter relocation expense in fiscal year 2011 is primarily non-cash in nature and includes a cease-use loss upon vacating certain buildings of our prior headquarters, accelerated depreciation expense, and double rent expense during the transition to our new headquarter facility.

(c) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.

(d) Acquisition related (gain) expense, net includes the following current year and prior year adjustments:

2011 adjustments:

•	IPR&D charge of $5.4 million related to milestone payments for a prior acquisition
•	Gain of $4.5 million for changes in fair value of contingent consideration, $1.5 million of which was recorded in Q4 2011

2010 adjustments:

•	IPR&D charge of $1.3 million related to milestone payments for a prior acquisition
•	Acquisition expenses of $0.5 million
•

Gain on acquisition of $2.9 million recorded for the difference between the carrying value of a cost-method investment prior to acquisition and the fair value of that investment at the time of acquisition

•	Gain of $10.4 million recorded in Q4 2010 for changes in fair value of contingent consideration

2009, 2008, & 2007 adjustments:

•	Research and development charges related to acquisitions

(e) Contingent compensation expense represents contingent consideration for post-combination services associated with acquisitions.

(f) Incremental non-GAAP tax expense reflects the increase to GAAP tax expense related to the non-GAAP adjustments listed above.

(g) Non-GAAP net income per share and net income exclude the effect of the pro forma adjustments as detailed above. Non-GAAP diluted net income per share and net income are key drivers of our core operating performance and major factors in management's bonus compensation each year. Management has excluded the effects of these items in these measures to assist investors in analyzing and assessing our past and future core operating performance.

(h) Adjusted as necessary to reflect a two-for-one stock split effective September 22, 2008.

(i) Adjusted to reflect retroactive adoption of authoritative accounting guidance for convertible debt instruments that may be settled in cash upon conversion effective December 28, 2008.

(j) Weighted average shares excluded from calculation of GAAP diluted net income per share for 2007 due to anti-dilutive effect on GAAP net loss.